SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                        For the month of JANUARY , 2003 .
                                         -------- -----

                               TRIMARK ENERGY LTD.
                             ----------------------
                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
  -----------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                     Form 20-F      X        Form 40-F
                                ---------              ----------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes                No       X
                         -----------       ------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.


                                   TRIMARK ENERGY LTD.
                                   (Registrant)

Date  January 22, 2003             By  /s/ Nick DeMare
     -------------------------         ----------------------------------------
                                        (Signature)



Nick DeMare, Director
---------------------
1 Print the name and title of the signing officer under his signature.

                               TRIMARK ENERGY LTD.
            #1305, 1090 West Georgia Street, Vancouver, BC, V6E 3V7,
                   Phone: (604) 685-9316, Fax: (604) 683-1585
                           TSX-VE: TRK / OTCBB: TRKEF




January 13, 2003


Report to Shareholders

We enclose herewith our Report to Shareholders for the year ended August 31, 2002 and through January 13, 2003.

Before the Company determines to participate in an oil and gas prospect, an assessment is made of both risks and returns. The Company, given the nature of the oil and gas business, expects that there will be difficulties, problems and failures but at the same time, some return is anticipated. The Company's recent oil and gas drilling programs in California have been major disappointments in that there have been no returns, of substance, from the Company's participation.

During the past year the East Lost Hills ("ELH") joint venture has focussed on the completion of drilling and testing of the ELH #4 and #9 wells. The Company, due to financial constraints and lack of investor confidence in the ELH prospect, determined it was in the Company's best interest to farm out its interest in the ELH #4 and #9 wells to other members of the joint venture. Under the terms of the agreement, the Company's share of drilling, testing and completing the ELH #4 and #9 wells are paid by other participants in the project and in return, they assumed our working interest in these wells until 300% of the costs are recovered from revenues from these wells.

The ELH #4 well was drilled and completed to a depth of 20,800 feet. Although the well flowed natural gas and liquid hydrocarbons upon initial production testing, it is believed by the participant group that mechanical difficulties related to the influx of wellbore debris has prevented an adequate and full evaluation of the reservoir potential. During initial production testing of the ELH #4, coil tubing was used to attempt to clean out debris in the wellbore. During these clean-out operations a portion of the coil tubing separated and became stuck in the wellbore. Retrieval operations have not been initiated, and it is uncertain whether or not the coil tubing can be removed from the wellbore. The well is currently shut-in. Although the participant group has not approved or consented, the operator has formally proposed to plug and abandon the well.

The ELH #9 well was drilled and completed to a depth of approximately 20,100 feet. Initially, the well was production tested in the Kreyenhagen shale underlying the Temblor formation. Non-commercial hydrocarbons were encountered and tested from this zone, and the participants agreed to move up hole and test the lower Temblor section. These zones were perforated by wireline and limited production methodology may have been inadequate to fully evaluate the reservoir potential and that the production results are inconclusive. This well is currently shut-in. Although the participant group has not approved or consented, the operator has formally proposed to plug and abandon the well.

During fiscal 2002, the regional California exploration program was completed with the re-drill of the Basil well. Gas was encountered during testing of zones of interest at 6,782 feet. Pressures were too low to make the well economic and a decision was made to plug and abandon the well.

Trimark Energy Ltd.                                             January 13, 2003
Report to Shareholders                                                    Page 2



Based on the operator's proposal, in December of 2002, on ELH #4 and #9 and the publicly announced positions by certain parties of the participant group to cease any further funding in ELH, the board of directors of the Company is considering a non-cash write-off of all of the Company's investment in ELH in 2003.

In January 2003, the Company identified an oil and gas development opportunity and effective as of January 1, 2003, acquired a 3% working interest in certain oil and gas leases known as the West Ranch Field from an arm's-length private oil and gas company. To acquire its interest, the Company has agreed to fund about $70,000 of initial development costs. A cash call was received and paid from working capital on hand.

The West Ranch Field is located approximately 25 miles southeast of Victoria, in Jackson County, Texas. The field was discovered in 1938 by Mobil Oil and has produced in excess of 300 BCF gas and 300 MMBO from hundreds of wells. The geology of the West Ranch Field consists of typical Gulf Coast sand sequences with numerous stacked sand pays of both Miocene and Frio age rocks. Over 25 main producing sands have been identified within the West Ranch Field production limits with the Greta, Glasscock, 41-A, 98-A and Ward sands being the most prolific producers. These sands are historically high permeability, high porosity sands capable of producing high fluid rates.

In the early 1980's the previous operator became active in the region through acquisition of a few old producing well bores. After reworking geological structure and net sand maps, the operator was able to extend the southwest production limits of the field by the drilling of infield wells targeting structural highs. The current operator purchased the West Ranch Field and took over its operation on January 1, 2002. The property includes 35 wells with only a small number currently producing on gas lift. After a detailed engineering analysis of the property, the operator has developed a plan, which focuses on the re-establishing of shut-in wells to active status by adding compression, salt water handling and disposal. It is expected that any additional capital expenditures can be funded from cash flow.

This concludes our report on what has been an extremely difficult year for the Company and for our shareholders.

On behalf of the Board,


"Nick DeMare"

Nick DeMare
Director

                               TRIMARK ENERGY LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS



NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders of Trimark Energy Ltd. (hereinafter called the "Corporation") will be held in the Boardroom at the head office of the Corporation at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, on Thursday, the 13th day of February, 2003, at the hour of 10 o'clock in the forenoon (local time), for the following purposes:

1.   To receive the Report of the President;

2. To receive the audited consolidated financial statements of the Corporation for the fiscal year ended August 31, 2002 (with comparative statements relating to the preceding fiscal period) together with the report of the Auditors thereon;

3.   To  appoint   Auditors  and  to  authorize   the  Directors  to  fix  their
     remuneration;

4.   To determine the number of Directors at three;

5.   To elect Directors;

6. To consider and, if thought fit, to approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated January 13, 2003;

7. To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

Accompanying this Notice is the President's Report referred to in item 1 above, as well as the Corporation's Quarterly Report for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2002, an Information Circular, a form of Proxy and an Annual Return Card Form. The accompanying Information Circular provides information relating to the matters to be addressed at the meeting and is incorporated into this Notice.

Shareholders are entitled to vote at the meeting either in person or by proxy. Those who are unable to attend the meeting are requested to read, complete, sign and mail the enclosed form of proxy in accordance with the instructions set out in the proxy and in the Information Circular accompanying this Notice. Please advise the Corporation of any change in your mailing address.

DATED at Vancouver, British Columbia, this 13th day of January, 2003.


                              BY ORDER OF THE BOARD

                              (signed) Nick DeMare
                                   Nick DeMare
                                    Director

                               TRIMARK ENERGY LTD.
                      Suite 1305, 1090 West Georgia Street
                                 Vancouver, B.C.
                                     V6E 3V7

                              INFORMATION CIRCULAR
   (Containing information as at January 13, 2003 unless indicated otherwise)


SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Trimark Energy Ltd. (the "Corporation") for use at the Annual General Meeting of Shareholders of the Corporation (and any adjournment thereof) to be held on Thursday, February 13, 2003 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the regular employees of the Corporation at nominal cost. All costs of solicitation by management will be borne by the Corporation.

The contents and the sending of this Information Circular have been approved by the Directors of the Corporation.


APPOINTMENT OF PROXYHOLDER

A duly completed form of proxy will constitute the person(s) named in the enclosed form of proxy as the shareholder's proxyholder. The persons whose names are printed in the enclosed form of proxy for the Meeting are officers or directors of the Corporation (the "Management Proxyholders").

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OTHER THAN A MANAGEMENT PROXYHOLDER, TO REPRESENT THE SHAREHOLDER AT THE MEETING BY STRIKING OUT THE NAMES OF THE MANAGEMENT PROXYHOLDERS AND BY INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED OR BY EXECUTING A PROXY IN A FORM SIMILAR TO THE ENCLOSED FORM. A PROXYHOLDER NEED NOT BE A SHAREHOLDER.


VOTING BY PROXY

COMMON SHARES OF THE CORPORATION (THE "SHARES") REPRESENTED BY PROPERLY EXECUTED PROXIES IN THE ACCOMPANYING FORM WILL BE VOTED OR WITHHELD FROM VOTING ON EACH RESPECTIVE MATTER IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER (THE "SHAREHOLDER") ON ANY BALLOT THAT MAY BE CALLED FOR.

IF NO CHOICE IS SPECIFIED AND ONE OF THE MANAGEMENT PROXYHOLDERS IS APPOINTED BY A SHAREHOLDER AS PROXYHOLDER, SUCH PERSON WILL VOTE IN FAVOUR OF THE MATTERS PROPOSED AT THE MEETING AND FOR ALL OTHER MATTERS PROPOSED BY MANAGEMENT AT THE MEETING.

The enclosed form of proxy also confers discretionary authority upon the person named therein as proxyholder with respect to amendments or variations to matters identified in the Notice of the Meeting and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.


COMPLETION AND RETURN OF PROXY

Completed forms of proxy must be deposited at the office of the Corporation's registrar and transfer agent, Computershare Trust Company of Canada, 2nd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays, and holidays, prior to the time of the Meeting, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.


NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Insturment 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deliver it to the Corporation as provided above; or

(b) more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form.
     Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non- Registered Holder's name in the blank space provided. In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.


REVOCABILITY OF PROXY

Any registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Corporation, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.


VOTING COMMON SHARES AND PRINCIPAL HOLDERS THEREOF

Authorized Capital:           Unlimited number of Common Shares
Issued and Outstanding:       2,926,859 Common Shares*

*as of the record date January 13, 2003

Only Shareholders of record at the close of business on January 13, 2003, (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their Common Shares voted at the Meeting.

On a show of hands, every individual who is present as a Shareholder or as a representative of one or more corporate Shareholders, or who is holding a proxy on behalf of a Shareholder who is not present at the Meeting, will have one vote, and on a poll every shareholder present in person or represented by a proxy and every person who is a representative of one or more corporate shareholders, will have one vote for each Common Share registered in his name on the list of Shareholders, which is available for inspection during normal business hours at Computershare Trust Company of Canada and will be available at the Meeting.

As far as the Directors and senior officers of the Corporation are aware, there are no persons or companies who beneficially own, directly or indirectly or exercise control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Corporation.


ELECTION OF DIRECTORS

The Board of Directors presently consists of three directors and it is intended to determine the number of directors at three and to elect three directors for the ensuing year.

The term of office of each of the present directors expires at the Annual General Meeting. The persons named below will be presented for election at the meeting as management's nominees and the persons named in the accompanying form of proxy intend to vote for the election of these nominees. Management does not contemplate that any of these nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Corporation or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles and Bylaws of the Corporation, or with the provisions of the Yukon Business Corporations Act.

In the following table and notes thereto is stated the name of each person proposed to be nominated by management for election as a director, the country in which he is ordinarily resident, all offices of the Corporation now held by him, his principal occupation, the period of time for which he has been a director of the Corporation, and the number of common shares of the Corporation beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof.



                                Principal Occupation and, If Not
Name, Position and              at Present an Elected Director,              Previous Service             Number
Country of Residence(1)         Occupation During the Past 5 Years(1)        as a Director             of Shares(2)


Donald W. Busby(3)              Independent Businessman                      Dec. 30, 1988               144,500(4)
Chairman, President, CEO
and Director
USA

Nick DeMare(3)                  Chartered Accountant                         Jan. 30, 1996                58,544(5)
Director
Canada

George Muscroft(3)              Professional Mining Engineer                 Feb. 19, 1997                     Nil
Director
Canada


NOTES:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Corporation, has been furnished by the respective directors individually.

(3)  Denotes member of Audit Committee.

(4) Held by Boone Petroleum Inc., a private company wholly-owned by Mr. Busby. This does not include 96,285 common shares held by the Donald W. Busby 1999 Irrevocable Trust, an irrevocable trust as to which Mr. Busby was grantor but is not trustee. Mr. Busby disclaims beneficial ownership of all these shares.

(5) Includes 20,404 common shares and 37,923 common shares held by DNG Capital Corp. ("DNG") and 888 Capital Corp. ("888"), respectively. DNG is a private company wholly-owned by Mr. DeMare. 888 is a private company 50% owned by Mr. DeMare.

     The Corporation does not have an executive committee at present.


STATEMENT OF EXECUTIVE COMPENSATION

"Named Executive Officers" means the Chief Executive Officer ("CEO") of the Corporation, regardless of the amount of compensation of that individual, and each of the Corporation's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recent financial year and whose total salary and bonus amounted to $100,000 or more. In addition, disclosure is also required for any individuals whose total salary and bonus during the most recent financial year was $100,000 whether or not they are an executive officer at the end of the financial year.

The Corporation currently has one Named Executive Officer, Donald W. Busby (the "Named Executive Officer"). The following table sets forth the compensation awarded, paid to or earned by the Named Executive Officer during the financial years ended August 31, 2000, 2001 and 2002:

                           Summary Compensation Table

                                       Annual Compensation                  Long Term Compensation
                                 -------------------------------     ---------------------------------
                                                                             Awards           Payouts
                                                                     -----------------------  --------
                                                                     Securities   Restricted
                                                                       Under      Shares or                All
                                                         Other        Options/    Restricted              Other
       Name and                                         Annual          SARs        Share       LTIP     Compen-
      Principal                  Salary     Bonus    Compensation     granted       Units     Payouts     sation
       Position        Year(1)    ($)        ($)          ($)          (#)(2)        ($)        ($)        ($)
-------------------    ------    ------     -----    ------------    ----------   ---------  ---------  ---------


Donald W. Busby         2002      Nil        Nil         Nil           Nil/Nil       N/A        N/A      132,082
Chairman, President,    2001      Nil        Nil         Nil        56,142/Nil       N/A        N/A      105,296(3)
CEO and Director        2000      Nil        Nil         Nil           Nil/Nil       N/A        N/A       60,000(3)



NOTES:

(1)  Financial years ended August 31, 2000, 2001 and 2002.

(2) Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.

(3) Amounts paid to private companies wholly owned by Mr. Busby. See also "Material Contracts".

                         Long Term Incentive Plan Awards

Long term incentive plan awards ("LTIP") means "any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether performance is measured by reference to financial performance of the Corporation or an affiliate, or the price of the Corporation's shares but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units". The Corporation has not granted any LTIP's during the financial year ended August 31, 2002.

                            Stock Appreciation Rights

Stock appreciation rights ("SAR's") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Corporation's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended August 31, 2002.

                        Option Grants in Last Fiscal Year

No incentive stock options were granted to the Named Executive Officer during the past fiscal year ended August 31, 2002.

                    Repricing of Options in Last Fiscal Year

The following table sets forth details of all repricings of stock options during the fiscal year ended August 31, 2002 in respect of the Named Executive Officer:

                                                                                                               Length of
                                           Securities      Market Price                                         Original
                                             Under        of Securities at  Exercise Price                    Option Term
                                          Options/SARs        Time of         at Time of                      Remaining at
                                          Repriced or      Repricing or      Repricing or     New Exercise      Date of
                            Date of         Amended          Amendment        Amendment           Price       Repricing or
         Name              Repricing          (#)          ($/Security)      ($/Security)     ($/Security)     Amendment


Donald W. Busby            Jul.15/02         41,000            0.30            1.05(1)            0.40          1 month
                           Jul.15/02         56,142            0.30            1.05(2)            0.40          6 months


NOTES:

(1) Initially repriced from $7.98 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of initial repricing was $0.98 per share.

(2) Initially repriced from $4.20 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of initial repricing was $0.98 per share.

               Aggregated Option Exercises in Last Fiscal Year and
                          Fiscal Year-End Option Values

The following table sets forth details of all exercises of stock options during the financial year ended August 31, 2002 by the Named Executive Officer and the fiscal year-end value of unexercised options on an aggregated basis:


                                                                                                   Value of Unexercised
                                                                          Unexercised Options at   In-the-Money Options
                                                                             Fiscal Year-End        at Fiscal Year-End
                                  Securities            Aggregate                 (#)(3)                 ($)(3)(4)
                                 Acquired on              Value
                                   Exercise              Realized              Exercisable/            Exercisable/
    Name                            (#)(1)                ($)(2)              Unexercisable            Unexercisable


Donald W. Busby                      Nil                   Nil                  56,142/Nil               0(5)/Nil



NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange.

(3) As freestanding SARs have not been granted, the number of shares relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 30, 2002 of $0.19 per share, less the exercise price of in-the-money stock options.

                                  Pension Plans

The Corporation does not provide retirement benefits for directors or executive officers.

                           Termination of Employment,
              Change in Responsibilities and Employment Contracts

The Corporation has no plans or arrangements in respect of remuneration received or that may be received by the Named Executive Officer in the Corporation's most recently completed financial year or current financial year in respect of compensating such officers in the event of termination of employment (as a result of resignation, retirement, change of control, etc.) or a change in responsibilities following a change of control, where the value of such compensation exceeds $100,000 per executive officer.

                            Compensation of Directors

No incentive stock options were granted to current and former directors who are not Named Executive Officers of the Corporation.

The following table sets forth details of all repricing of stock options during the fiscal year ended August 31, 2002 in respect of directors who are not Named Executive Officers of the Corporation:


                                                                                                               Length of
                                           Securities      Market Price                                         Original
                                             Under        of Securities at  Exercise Price                    Option Term
                                          Options/SARs        Time of         at Time of                      Remaining at
                                          Repriced or      Repricing or      Repricing or     New Exercise      Date of
                            Date of         Amended          Amendment        Amendment           Price       Repricing or
         Name              Repricing          (#)          ($/Security)      ($/Security)     ($/Security)     Amendment


Nick DeMare                Jul.15/02       21,429(1)           0.30            1.05(2)            0.40          1 month
                           Jul.15/02       14,286(1)           0.30            1.05(2)            0.40          3 months
                           Jul.15/02         14,286            0.30            1.05(3)            0.40          6 months

George Muscroft            Jul.15/02         3,571             0.30            1.05(2)            0.40          3 months
                           Jul.15/02         8,571             0.30            1.05(3)            0.40          6 months

Richard Darrow             Jul.15/02         14,286            0.30            1.05(3)            0.40          6 months


NOTES:

(1) Granted to Chase Management Ltd., a private company wholly-owned by Mr. DeMare.

(2) Initially repriced from $7.98 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of the repricing was $0.98 per share.

(3) Initially repriced from $4.20 per share to $1.05 per share on December 31, 2001. The market price of the shares at the time of the repricing was $0.98 per share.

The following table sets forth details of all exercises of stock options/SARs during the financial year ended August 31, 2002 by current and former directors who are not Named Executive Officers of the Corporation and the financial year-end value of unexercised options/SARs:


                                                                                                 Value of Unexercised
                                                                         Unexercised             In-the-Money Options/
                                                                   Options/SARs at Fiscal       SARs at Fiscal Year-End
                          Securities            Aggregate                 Year-End                     ($)(3)(4)
                         Acquired on              Value                    (#)(3)
                           Exercise              Realized               Exercisable/                 Exercisable/
        Name                (#)(1)                ($)(2)                Unexercisable                Unexercisable


Nick DeMare                  Nil                   Nil                  28,572(5)/Nil                   Nil/Nil

George Muscroft              Nil                   Nil                   12,142/Nil                     Nil/Nil

Richard Darrow               Nil                   Nil                  14,286(6)/Nil                   Nil/Nil


NOTES:

(1) Number of common shares of the Corporation acquired on the exercise of stock options.

(2) Calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on the date of the exercise, less the exercise price per share.

(3) As freestanding SARs have not been granted, the numbers relate solely to stock options.

(4) Value of unexercised in-the-money options calculated using the closing price of common shares of the Corporation on the TSX Venture Exchange on August 30, 2002 of $0.19 per share, less the exercise price of in-the-money stock options.

(5) Includes 14,286 options granted to Chase Management Ltd. ("Chase"), a private company wholly owned by Mr. DeMare.

(6)  Expired on November 7, 2002.

During the most recently completed financial year ended August 31, 2002, directors received compensation for services provided to the Corporation in their capacities as directors and/or consultants and/or experts as follows:


                               Compensation Table


                                          Annual                All other
                                       Compensation            compensation
Name of Director      Year(1)       - Directors fees($)    - Consulting fees($)

Nick DeMare             2002               Nil                  $46,080(2)
George Muscroft         2002               Nil                    $4,500
Richard Darrow          2002               Nil                    $2,358


NOTES:

(1)  Financial year ended August 31, 2002.

(2) Paid to Chase for accounting and professional services rendered by Chase personnel. See "Management Contracts".


INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

During the fiscal year ended August 31, 2000, the Corporation provided a relocation loan of US$125,000 to Mr. Donald W. Busby. The loan originally bore interest at 5% per annum, compounded monthly, and was to mature on March 27, 2002. During the fiscal year ended August 31, 2002, the Corporation agreed to extend the term of the loan to January 24, 2004. In addition, the loan now bears interest at 10% per annum, payable quarterly. During the fiscal year ended August 31, 2002, the Corporation received interest income of $8,831 and principal repayment of $78,620.

Other than as described above, no director or senior officer of the Corporation, proposed management nominee for election as a director of the Corporation or each associate or affiliate of any such director, senior officer or proposed nominee is or has been indebted to the Corporation or any of its subsidiaries at any time during the Corporation's last completed financial year, other than routine indebtedness.


INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Other than as set forth elsewhere in this Information Circular and the accompanying financial statements and other than transactions carried out in the ordinary course of business of the Corporation or any of its subsidiaries, none of the directors or officers of the Corporation, a proposed management nominee for election as a director of the Corporation, any Shareholder beneficially owning shares carrying more than 10% of the voting rights attached to the shares of the Corporation nor an associate or affiliate of any of the foregoing persons had since September 1, 2000 (being the commencement of the Corporation's last completed financial year) any material interest, direct or indirect, in any transactions which materially affected or would materially affect the Corporation or any of its subsidiaries.


APPOINTMENT OF AUDITORS

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the reappointment of D & H Group, Chartered Accountants as auditors of the Corporation and to authorize the directors to fix their remuneration. D & H Group, Chartered Accountants, were first appointed auditors of the Corporation on November 12, 1987.


MANAGEMENT CONTRACTS

The Corporation has an Administrative Contract with Chase Management Ltd. ("Chase"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Nick DeMare, whereby the Corporation has retained Chase to provide ongoing administrative, accounting and management services. In return for providing such services, Chase is paid a monthly fee of $3,000 plus any out-of-pocket disbursements made by Chase on the Corporation's behalf. The Administrative Contract may be terminated by either party with two months' notice. In addition, the Corporation may engage Chase to perform extra services in which case Chase will charge the Corporation for its employees at competitive rates. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. DeMare.

Pursuant to the terms of a Management Contract with DWB Management Ltd. ("DWB"), of Suite 1305 - 1090 W. Georgia Street, Vancouver, BC, V6E 3V7, a company wholly-owned by Donald W. Busby, of 26785 Light Lane, Conifer, Colorado, 80433, the Corporation has retained DWB to provide marketing, consulting and management services. In return for providing such services, DWB is paid a monthly fee of US$7,000 plus any out-of-pocket disbursements made by DWB on the Corporation's behalf. Payment for such services have been included as part of "All Other Compensation" of the Summary Compensation Table for Mr. Busby.


INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Corporation at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Corporation, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors. Directors and senior officers may, however, be interested in the general authorization granted to the Corporation's Board of Directors with respect to "Stock Options to Insiders" as detailed herein.


PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

A.     Stock Option Plan

In order to comply with recent amendments to the TSX Venture rules, the Corporation proposes to adopt a stock option plan (the "Plan"), subject to regulatory approval. Previously, the Corporation did not have a formal stock option plan and granted options in accordance with TSX Venture policies which provided for options up to 10% of the issued and outstanding share capital of the Corporation.

The purpose of the Plan is to provide the Corporation with a share related mechanism to enable the Corporation to attract, retain and motivate qualified directors, officers, employees and other service providers, to reward directors, officers, employees and other service providers for their contribution toward the long term goals of the Corporation and to enable and encourage such individuals to acquire shares of the Corporation as long term investments.

The Plan provides that it is solely within the discretion of the Board to determine who should receive options and in what amounts. The Board may issue a majority of the options to insiders of the Corporation. However, the Plan provides that in no case will the Plan or any existing share compensation arrangement of the Corporation result, at any time, in the issuance to any option holder, within a one year period, of a number of shares exceeding 5% of the Corporation's issued and outstanding share capital.

The following information is intended to be a brief description of the Plan and is qualified in its entirety by the full text of the Plan which is available for review by any shareholder up until the day preceding the Meeting at the Corporation's head office at Suite 1305, 1090 West Georgia Street, Vancouver, British Columbia, and will be available at the Meeting:

1. The maximum number of common shares that may be issued upon exercise of stock options granted under the Plan will be that number of Shares which is 10% of the issued and outstanding shares of the Corporation. Any outstanding options will form a part of the foregoing 10%. The exercise price of the stock options, as determined by the Board in its sole discretion, shall not be less than the closing price of the Corporation's shares traded through the facilities of the Exchange on the date prior to the date of grant, less allowable discounts, in accordance with the policies of the Exchange or, if the shares are no longer listed for trading on the Exchange, then such other exchange or quotation system on which the shares are listed and quoted for trading.

2.   The  Board  will not grant  options  to any one  person  which  will,  when
     exercised,   exceed  5%  of  the  issued  and  outstanding  shares  of  the
     Corporation.

3. Upon expiry of the option, or in the event an option is otherwise terminated for any reason, without having been exercised in full, the number of shares in respect of the expired or terminated option shall again be available for the purposes of the Plan. All options granted under the Plan may not have an expiry date exceeding ten years from the date on which the Board grant and announce the granting of the option.

4. If the option holder ceases to be a director of the Corporation or ceases to be employed by the Corporation (other than by reason of death), as the case may be, then the option granted shall expire on the 90th day following the date that the option holder ceases to be a director or ceases to be employed by the Corporation, subject to the terms and conditions set out in the Plan.

The Plan may be administered by the Corporation's secretary or such other senior officer or employee as may be designated by the Board from time to time. Upon the approval of the Plan by the Corporation's shareholders, shareholder approval will not be required or sought on a case-by-case basis for the purpose of the granting of options to and the exercise of options by employees of the Corporation regularly employed on a full-time or part-time basis, directors of the Corporation and persons who perform services for the Corporation on an ongoing basis or who have provided, or are expected to provide, services of value to the Corporation.

The TSX Venture Policies require that the Plan be approved by the affirmative vote of a majority of the votes cast at the Meeting. Accordingly, the Corporation requests that the shareholders pass the following resolution:

     "RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

     1. subject to the approval of TSX Venture, the Corporation's stock option plan (the "Plan"), which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder as described in the Corporation's Information Circular dated January 13, 2003, is hereby approved; and

     2. any one director or officer of the Corporation is hereby authorized and directed to perform all such acts, deeds and things and execute all such documents and other instruments as may be required to give effect to the true intent of this resolution."


ANY OTHER MATTERS

Management of the Corporation knows of no matters to come before the meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters properly come before the meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

DATED at Vancouver, British Columbia, this 13th day of January, 2003.


                       BY ORDER OF THE BOARD OF DIRECTORS


                              (signed) Nick DeMare
                                   Nick DeMare
                                    Director

                               TRIMARK ENERGY LTD.

                               INSTRUMENT OF PROXY

                 THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT

If a shareholder cannot attend the meeting but wishes to vote on the resolutions, the shareholder can appoint another person, who need not be a shareholder of the Corporation, to vote according to the shareholder's instructions. To appoint someone other than the persons named below, please cross off the management appointee name or names and insert your appointed proxyholder's name in the blank space provided. Sign and date the proxy form and return the proxy form.

THE UNDERSIGNED, A REGISTERED SHAREHOLDER OF TRIMARK ENERGY LTD. (THE "CORPORATION") HEREBY APPOINTS NICK DEMARE, OR FAILING HIM, HARVEY LIM, OR INSTEAD OF EITHER OF THE FOREGOING, ____________________________________, OR
FAILING HIM,  _______________________________________,  (HEREINAFTER  CALLED THE
"NOMINEE") AS PROXY OF THE UNDERSIGNED, WITH FULL POWER OF SUBSTITUTION, TO ATTEND, ACT AND VOTE IN RESPECT OF ALL SHARES REGISTERED IN THE NAME OF THE UNDERSIGNED AT THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS OF THE CORPORATION TO BE HELD IN VANCOUVER, BRITISH COLUMBIA, ON THURSDAY, THE 13TH DAY OF FEBRUARY, 2003, AT THE HOUR OF 10 O'CLOCK IN THE FORENOON (LOCAL TIME), AND AT ANY AND ALL ADJOURNMENTS THEREOF. WITHOUT LIMITING THE GENERAL POWERS HEREBY CONFERRED, THE SAID PROXY IS DIRECTED, IN RESPECT OF THE FOLLOWING MATTERS TO GIVE EFFECT TO THE FOLLOWING CHOICES, AS INDICATED BY CHECK MARKS OR X'S:

1.   To determine the number of directors of the Corporation at three.

        VOTE FOR                         or VOTE AGAINST
                   -----------                            -----------

2. To elect each of the following persons as a director of the Corporation for the ensuing year:

     Donald W. Busby            VOTE FOR            WITHHOLD VOTE
                                          ------                   ------
     Nick DeMare                VOTE FOR            WITHHOLD VOTE
                                          ------                   ------
     George Muscroft            VOTE FOR            WITHHOLD VOTE
                                          ------                   ------

3. To appoint D & H Group, Chartered Accountants, as Auditors for the Corporation for the ensuing year at a remuneration to be fixed by the directors.

        VOTE FOR                         WITHHOLD VOTE
                   -----------                            -----------
4. To approve the Corporation's stock option plan, which makes a total of 10% of the issued and outstanding shares of the Corporation available for issuance thereunder, as described in the accompanying Information Circular dated January 13, 2003.

        VOTE FOR                         or VOTE AGAINST
                   -----------                            -----------

This Proxy confers discretionary authority upon the persons named herein as proxies to vote hereunder with respect, firstly, to the above matters where no choice is or where both choices are specified, (IN WHICH CASE THE SHARES FOR WHICH THIS PROXY IS GIVEN WILL BE VOTED "FOR" ON ALL SUCH MATTERS), and, secondly, to amendments or variations to matters identified in the Notice of Meeting and other matters which may properly come before the meeting.

The undersigned hereby acknowledges receipt of the President's Report to Shareholders, the Quarterly Report of the Corporation for its fourth fiscal quarter which contains the Corporation's audited consolidated financial statements for the fiscal year ended August 31, 2002, the Notice of Annual General Meeting of Shareholders, the accompanying Information Circular dated as of January 13, 2003 and the Notes hereto and the Annual Return Card Form, and the undersigned hereby revokes any instrument of proxy given prior to this Proxy with reference to the Meeting or any adjournment thereof.

NOTES:

A. THE SIGNATURE BELOW MUST CONFORM TO THE NAME OF THE SHAREHOLDER(S) AS REGISTERED. TO BE VALID, A PROXY MUST BE DATED AND SIGNED BY THE SHAREHOLDER(S) OR HIS ATTORNEY AUTHORIZED IN WRITING. EXECUTORS,
     ADMINISTRATORS, TRUSTEES OR OTHER PERSONAL REPRESENTATIVES SIGNING ON BEHALF OF A REGISTERED SHAREHOLDER(S) SHOULD SO INDICATE WHEN SIGNING. WHERE SHARES ARE HELD JOINTLY, EITHER OWNER MAY SIGN. WHERE THE SHARES ARE HELD BY A CORPORATION, A DULY AUTHORIZED OFFICER OR ATTORNEY OF THE CORPORATION MUST SIGN. IF THE PROXY IS EXECUTED BY THE PERSONAL REPRESENTATIVE FOR AN INDIVIDUAL SHAREHOLDER(S) OR BY AN OFFICER OR ATTORNEY OF A CORPORATE SHAREHOLDER(S), NOT UNDER ITS CORPORATE SEAL, THE INSTRUMENT EMPOWERING THE PERSONAL REPRESENTATIVE, OFFICER OR ATTORNEY, AS THE CASE MAY BE, OR A NOTARIAL CERTIFIED COPY THEREOF, MUST ACCOMPANY THE PROXY.

B. A PROXY TO BE EFFECTIVE, MUST BE DEPOSITED AT THE OFFICE OF THE CORPORATION'S REGISTRAR AND TRANSFER AGENT, COMPUTERSHARE TRUST COMPANY OF CANADA, 4TH FLOOR, 510 BURRARD STREET, VANCOUVER, B.C., NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME FOR HOLDING THE MEETING OR ANY ADJOURNMENT THEREOF OR DELIVERED TO THE CHAIRMAN OF THE MEETING PRIOR TO THE COMMENCEMENT OF THE MEETING.

C. REFERENCE IS SPECIFICALLY MADE TO THE ACCOMPANYING INFORMATION CIRCULAR FOR FURTHER INFORMATION AND INSTRUCTIONS.

D. IF THE DATE IS NOT COMPLETED IN THE SPACE PROVIDED, THIS PROXY SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS MAILED TO THE SHAREHOLDER(S).

DATED this _________ day of ____________________ , 2003.

(NOTE TO SHAREHOLDER:  PLEASE INSERT DATE OF EXECUTION)



----------------------------------
Signature of Member

----------------------------------
Name of Member (please print)

----------------------------------
Address of Member

----------------------------------
City/Province

----------------------------------
Number of Shares Held

                             ANNUAL RETURN CARD FORM
                   (REQUEST FOR INTERIM FINANCIAL STATEMENTS)


TO:   REGISTERED AND NON-REGISTERED
      SHAREHOLDERS OF TRIMARK ENERGY LTD. (the "Corporation")

Shareholders have the opportunity to elect annually to have their names added to an issuer's SUPPLEMENTAL MAILING LIST in order to receive interim financial statements of the Corporation. If you are interested in receiving such statements or other selective shareholder communications, please complete, sign and mail this form to the Corporation at #1305 - 1090 West Georgia Street, Vancouver, BC, V6E 3V7.

                           ***************************



Name of Registered/
Non-Registered Shareholder:             ----------------------------------------
                                        (Please print)

Address:                                ----------------------------------------

                                        ----------------------------------------

Postal/Zip Code:                        ----------------------------------------


Signature:                              ----------------------------------------

Date:                                   ----------------------------------------





                 I CERTIFY THAT I AM A REGISTERED/NON-REGISTERED
                                 (please circle)

                       SHAREHOLDER OF TRIMARK ENERGY LTD.


                          *****************************